Stolt Offshore S.A.

A subsidiary of       C/o Stolt Offshore M.S. Limited     Tel: + 44 1932 773700
Stolt-Nielsen S.A.    Dolphin House                       Fax: + 44 1932 773701
                      Windmill Road                       www.stoltoffshore.com
                      Sunbury-on-Thames
                      Middlesex,  TW16 7HT
                      England

NEWS RELEASE

                                     Contacts:  Julian Thomson/Fiona Harris
                                                US  +1 877 603 0267 (toll free)
                                                UK +44 1224 718436
                                                julian.thomson@stoltoffshore.com

                                                Patrick Handley
                                                UK +44 207 396 5395
                                                phandley@brunswickgroup.com
                                                Tim Payne
                                                US +1 212 333 3810
                                                tpayne@brunswickgroup.com

                  STOLT OFFSHORE S.A. AMENDS GUIDANCE FOR 2003,
                  PROVIDES UPDATE ON DISCUSSIONS WITH LENDERS,
                          DELAYS EARNINGS RELEASE DATES

London, England - September 17, 2003 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO) today announced that the Company had substantially completed its plan for financial recovery known as the Blueprint and is engaged in restructuring discussions with its Lenders. Stolt Offshore is now in the process of implementing the Blueprint in the fourth quarter and determining the impact on the earnings guidance issued on June 2, 2003.

Previously, Stolt Offshore forecast a loss for the fiscal year ending November 30, 2003, in the range of $100 million to $125 million, subject to further review at the time of completion of the Blueprint. Stolt Offshore now expects to report substantially higher losses for the year. Some of the additional losses are attributable to earnings deterioration on the Burullus, Bonga and OGGS projects, but the most significant portion of the expected additional losses are attributable to actions to be taken to implement the Blueprint and will involve substantial non-cash charges. Stolt-Nielsen S.A., as the majority shareholder, has reviewed the Blueprint and endorses its strategy and implementation.

Stolt Offshore will further analyse the impact of the Blueprint on earnings over the coming weeks, and in order to provide for verification of this information, the Company is announcing delay in the issuance of quarter three earnings until October 15, 2003 and quarter four earnings until 18 February 2004.

Following presentation of the Blueprint for financial recovery to its Lenders, Stolt Offshore has engaged in negotiations to restructure its primary credit facilities. Stolt Offshore has retained Miller Buckfire Lewis Ying & Co., LLC as financial advisor to assist in its negotiations. Whilst the process of restructuring provides a period of uncertainty, the Company believes it has cash and liquid resources sufficient to fund ongoing operations through the anticipated completion of the bank negotiations.

Stolt Offshore has obtained waivers, through October 15, 2003, on its primary credit facilities. The waivers provide time for Stolt Offshore to engage in further discussions with its lending syndicate and for the lenders thereunder to review Stolt Offshore's Blueprint. Consistent with earlier announcements, Stolt Offshore also expects that it will not be in compliance with financial covenants under its primary credit facilities on November 30, 2003, unless negotiations with the lenders result in restructured credit facilities or further waivers are granted prior to such date. Stolt Offshore's largest shareholder, Stolt-Nielsen S.A., has indicated to Stolt Offshore and its lenders that, because of its own financial situation and the conflicting interest of the lenders to SNSA and the lenders to Stolt Offshore, it can no longer be relied upon to extend additional support similar to what Stolt-Nielsen S.A. has provided in the past.

Tom Ehret, Chief Executive of Stolt Offshore said: "We have completed the first two stages of the Blueprint plan for financial recovery, namely the strategic and organisational changes. We are pursuing sales of non-strategic assets and we are now working with our lenders to modify our credit agreements to suit the business going forward. Whilst further deterioration in performance in the closing stages of some key projects is disappointing, we have made considerable progress and believe that the adverse consequences of our major problem contracts are behind us."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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